Manning & Napier Investor Services, Inc.

(SEC I.D. No. 8-42468)
Financial Statements as of and for the
Year Ended December 31, 2025
Supplemental Schedule as of December 31, 2025
Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42468

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Manning & Napier Investor Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

290 Woodcliff Drive
                                  (No. and Street)

Fairport	NY	14450
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
                (Name – if individual, state last, first, and middle name)

207 High Point Dr., Suite 210	Victor	NY	14564
(Address)	(City)	(State)	(Zip Code)
10/20/2003		238	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Morabito _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Manning & Napier Investor Services, Inc. _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Manning & Napier Investor Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Manning & Napier Investor Services, Inc. (the "Company") as of December 31, 2025, and the related statements of operations, of changes in shareholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity

PricewaterhouseCoopers LLP
207 High Point Drive, Suite 210
Victor, New York 14564
(585) 212 0244

with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Victor, New York
February 27, 2026

We have served as the Company's auditor since 2007.

Manning & Napier Investor Services, Inc.
Statement of Financial Condition
December 31, 2025

		(in thousands, except share data)
Assets		
Cash and cash equivalents	$	892
12b-1 fees receivable		528
Receivable from affiliate		84
Prepaid expenses and other assets		117
Total assets	$	1,621
Liabilities		
12b-1 fees payable	$	443
Payable to affiliates		118
Accounts payable and accrued liabilities		131
Total liabilities		692
Shareholder's Equity		
Common stock, $0.01 par value - 10,000,000 shares authorized with 7,789,372 issued and outstanding	$	78
Additional paid-in capital		876
Retained earnings (deficit)		(25)
Total shareholder's equity		929
Total liabilities and shareholder's equity	$	1,621

The accompanying notes are an integral part of these financial statements.

Manning & Napier Investor Services, Inc.
Statement of Operations
Year Ended December 31, 2025

Revenues		*(in thousands)*
12b-1 fee revenue	$	6,462
Administrative fees from affiliate		600
Gross dealer concession revenue		152
Marketing and placement agent fees		40
Total revenues		7,254
Expenses		
12b-1 fee expense		5,386
Registration fees		122
Administrative and distribution services - affiliate		1,592
General and administrative		139
Total expenses		7,239
Interest income		22
Income before provision for income taxes		37
Provision for income taxes		7
Net income	$	30

The accompanying notes are an integral part of these financial statements.

Manning & Napier Investor Services, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2025

(in thousands, except share data)	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
	Shares	Amount			
Balance—December 31, 2024	7,789,372	$ 78	$ 876	$ (55)	$ 899
Net income	—	—	—	30	30
Balance—December 31, 2025	7,789,372	$ 78	$ 876	$ (25)	$ 929

The accompanying notes are an integral part of these financial statements.

Manning & Napier Investor Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities:		*(in thousands)*
Net income	$	30
(Increase) decrease in operating assets and increase (decrease) in operating liabilities:		
12b-1 fees receivable		58
Receivable from affiliate		(31)
Prepaid expenses and other assets		(2)
12b-1 fees payable		(40)
Payable to affiliates		(90)
Accounts payable and accrued liabilities		17
Net cash used in operating activities		(58)
Net decrease in cash and cash equivalents		(58)
Cash and cash equivalents:		
Beginning of year		950
End of year	$	892
Supplemental disclosure:		
Cash payments made during the period for taxes, net of refunds received	$	(11)

The accompanying notes are an integral part of these financial statements.

1. The Company

Manning & Napier Investor Services, Inc. (the "Company") was incorporated in 1990 and is part of the Manning & Napier, Inc. ("Manning & Napier") investment management organization. In October 2022, Callodine Group LLC completed the acquisition of Manning & Napier, and as a result, the Company is now owned by Callodine MN Holdings, Inc. (the "Parent").

The Company serves as the distributor for the Manning & Napier Fund, Inc. (the "Fund"), registered investment companies under the Investment Company Act of 1940, as amended. The Funds are managed by Manning & Napier Advisors, LLC, (the "affiliate"), a registered investment advisor.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates or assumptions.

Operating Segments
The Company operates in one segment or a single line of business as the distributor for the Fund. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the business as a whole. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operation decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The information regularly provided to the CODM on the segment's revenue and significant expenses aligns with the categories presented in the Statement of Operations. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. During the year ended December 31, 2025, the Company derived 89% of its total revenues from the Fund. The segment's assets are reported on the Statement of Financial Condition as total assets.

Cash and Cash Equivalents
The Company's policy is to consider all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents, and to classify such cash equivalents as Level 1 in accordance with the fair value hierarchy under U.S. GAAP. The Company's cash is held in operating accounts at major financial institutions. At December 31, 2025 the Company's balances were held at Citizens Bank and insured up to $250,000. The Company's balances exceeded federally insured limits by $642 thousand.

Prepaid Expenses and Other Assets
Prepaid expenses and other assets are comprised primarily of prepaid registration fees.

Fair Value Measurements
The Company's policy is to categorize any financial assets and liabilities carried at fair value in its statement of financial condition based upon the U.S. GAAP framework for measuring fair value. This hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The following three-tier fair value hierarchy prioritizes the inputs used in measuring fair value:

- Level 1—observable inputs such as quoted prices in active markets for identical securities;
- Level 2—other significant observable inputs (including but not limited to quoted prices for similar securities, interest rates, prepayment rates, credit risk, etc.); and

- Level 3—significant unobservable inputs (including our own assumptions in determining the fair value of investments).

The Company does not carry any financial assets or liabilities at fair value in its statement of financial condition at December 31, 2025.

Revenues

12b-1 fee revenue. The Company receives distribution and servicing fees for providing certain services for designated classes of the Fund's 12b-1 shares. The Company's performance obligation is a series of services that form part of a single performance obligation satisfied over time. These fees are computed daily based upon a percentage of net assets of the Fund, are remitted to the Company monthly, and are recognized as revenue in the period earned (Note 3).

Administrative fees. The Company operates under a service agreement with the affiliate and earns revenue for serving as principal underwriter of the Fund and providing certain administrative and distribution services. The Company's performance obligation is a series of services that form part of a single performance obligation satisfied over time. Revenues for these services are remitted to the Company monthly, and are recognized as revenue in the period earned (Note 3).

Gross dealer concession revenue. The Company had an agreement with a non-affiliated broker-dealer that was terminated effective September 30, 2025 to provide certain marketing assistance, whereby registered representatives of the Company referred clients to registered representatives of the non-affiliated broker-dealer to purchase certain securities products. The Company's performance obligation was satisfied on the transaction date of such purchases. Revenue under this agreement was based on a percentage of gross dealer concessions charged by the non-affiliated broker-dealer with respect to each purchase, and were remitted to the Company weekly, and recognized as revenue in the period earned.

Revenue earned under this agreement totaled $152 thousand for the year ended December 31, 2025, and is recorded net of consideration payable to affiliated entities under an intercompany referral agreement (Note 3). There were no amounts due from the non-affiliated broker-dealer at December 31, 2025.

Placement agent fees. The Company has an agreement with certain affiliated advisors to act as a placement agent for privately offered investment funds in which the affiliated advisers serve as the investment advisor. Under the agreement, the Company will provide distribution services, including sales and marketing and in return, the affiliated advisors will compensate the Company for investments into the privately offered investment funds. The Company's performance obligation is a series of interrelated services that form part of a single performance obligation satisfied over time. Consideration is variable because fees are calculated under this agreement based on a percentage of the net management fee earned by the affiliated advisors. Fees earned are remitted to the Company on a quarterly basis, and are recognized as revenue in the period earned.

Marketing agent fees. The Company has an agreement with certain affiliated advisors to act as a non-exclusive marketing agent for the Callodine Specialty Income Fund series of the Fund in which affiliated advisers serve as the investment advisor. Under the agreement, the Company will use reasonable efforts to market the fund and in return, the affiliated advisors will compensate the Company and affiliated financial consultants for investments into the fund. The Company's performance obligation is a series of interrelated services that form part of a single performance obligation satisfied over time. Consideration is variable because fees are calculated under this agreement based on a percentage of the net management fee earned by the affiliated advisors. Fees earned are remitted to the Company on a quarterly basis, and are recognized as revenue in the period earned.

12b-1 Fee Expense

12b-1 fees represent distribution and servicing fees remitted to third party intermediaries for providing certain services for designated classes of the Fund's shares. Such fees are recognized in the period incurred.

Registration Fees

The Company pays registration fees to FINRA. By doing so, the Company is licensed to transact business as a limited-purpose broker dealer in various states. Additionally, the Company incurs expenses related to the registration of sales representatives of the affiliate.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted or or received from the Parent. The amount of current and deferred taxes is calculated as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between the years. The Company records a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the position, based on the technical merit, and recognizes the greatest amount of benefit that is more likely than not to be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

3. **Related Party Transactions**

12b-1 fee revenue from mutual funds managed by the affiliate totaled $6,462 thousand for the year ended December 31, 2025. The related 12b-1 fees receivable was $528 thousand at December 31, 2025 and is expected to be settled in the normal course of business.

The Company operates under an intercompany referral agreement with certain affiliated entities. Under this agreement, the Company facilitates payment of compensation for the referral of clients who purchase products through a non-affiliated broker-dealer (Note 2). Pass-through amounts paid to the affiliate under this agreement totaled $654 thousand for the year ended December 31, 2025. There were no fees due to the affiliate under this agreement as of December 31, 2025.

The Company operates under a service agreement with the affiliate. The affiliate is charged an administrative fee for the Company's broker-dealer services. During the year ended December 31, 2025, the annual administrative fee recognized was $600 thousand. Administrative fees due from the affiliate under this agreement were $50 thousand at December 31, 2025.

The Company entered into marketing agent and placement agent agreements with certain affiliated entities whereby the Company receives compensation for investments and/or commitments from investors for certain funds managed by the affiliated entity. During the year ended December 31, 2025, the total marketing agent and placement agent fee revenue recognized under these agreements were $31 thousand and $9 thousand, respectively.

For the year ended December 31, 2025, the Company incurred expenses of $1,592 thousand from the affiliate for various administrative and distribution functions performed, including allocated payroll charges, office space used on the Company's behalf, and assistance with the Company's distribution efforts in support of the Fund. Fees due to the affiliate under this agreement were $118 thousand at December 31, 2025.

4. **Net Capital Requirements**

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had net capital (as defined) of $652 thousand at December 31, 2025 against minimum net capital requirements (as defined) of $43 thousand. The Company's aggregate indebtedness to net capital ratio was 0.98 to 1 at December 31, 2025.

5. Income Taxes

The Company's current federal income tax liability is determined as if the Company filed on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group. State income taxes are accrued on a separate company return basis with the exception of states that are filed in a combined group. The Company's state tax liabilities associated with combined filing states are calculated using each state's allocation method for determining separate company liabilities. All income and income tax expense relate to domestic operations. A current tax payable to the Parent of $12 thousand is included in the accompanying statement of financial condition as of December 31, 2025.

For the year ended December 31, 2025, the current and deferred components of the provision for income taxes from continuing operations are as follows (amounts in thousands):

	Current	Deferred	Total
Federal	$ 1	$ —	$ 1
State and local	6	—	6
Provision for income taxes	$ 7	$ —	$ 7

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate of 21% and the Company's income tax expense is shown in the following table (dollar amounts in thousands):

	Amount	Percent
U.S. Federal Statutory Tax Rate	$ 8	21.0 %
State and Local Income Taxes, Net of Federal Income Tax Effect [1]	5	14.5 %
Other Adjustments	(6)	(15.9)%
Effective tax rate	$ 7	19.6 %

---

   (1) State taxes in New York and New Jersey made up the majority (greater than 50%) of the tax effect in this category

For the year ended December 31, 2025, the Company made tax payments related to the following jurisdictions:

	Amount
Federal (net of refunds received)	$ (15)
State	4
Income taxes paid (net of refunds received)	$ (11)

Deferred Tax Assets and Liabilities
Deferred tax expense is determined by the change in the deferred tax asset or liability between periods. During 2025 the company had no deferred tax expense and no deferred tax assets at December 31, 2025.

Accounting for Uncertainty in Income Taxes
The Company's policy regarding interest and penalties related to uncertain tax positions is to recognize such items as a component of the provision for income taxes. At December 31, 2025, the Company's liability for income taxes associated with unrecognized tax benefits was less than $1 thousand. There was no change in the unrecognized tax benefit accrual balance compared to the prior year. The Company does not expect that

changes in the liability for unrecognized tax benefits during the next twelve months will have a significant impact on its financial position or results of operations.

The company is no longer subject to federal, state or local tax examinations by tax authorities for years before 2022.

6. **Commitments and Contingencies**

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects any risk of liability associated with such indemnifications to be remote. As of December 31, 2025, the Company has not accrued for any such claims or other contingencies.

In the ordinary course of business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

7. **Subsequent Events**

Subsequent events have been evaluated through February 27, 2026, the date these financial statements were available to be issued, and it was determined that no subsequent events had occurred that would require change or additional disclosures.

SUPPLEMENTAL SCHEDULES

Manning & Napier Investor Services, Inc

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2025

		(in thousands)
Total shareholder's equity	$	929
Nonallowable assets		
12b-1 fees receivable		(150)
Receivables from affiliates		(10)
Prepaid expenses and other assets		(117)
Net capital before haircuts		652
Haircuts		—
Net capital		652
Aggregate indebtedness		
12b-1 fees payable	$	443
Payable to affiliates		68
Accounts payable and accrued expenses		131
Total aggregate indebtedness	$	642
Minimum capital required (The greater of 6-2/3% of aggregate indebtedness or $5)	$	43
Capital in excess of minimum requirement	$	609
Ratio of aggregate indebtedness to net capital		0.98

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited Part IIA of Form X-17A-5 filing as of January 27, 2026.

Manning & Napier Investor Services, Inc
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3
December 31, 2025

Exemption Under Footnote 74 of SEC Release No. 34-70073 Has Been Claimed

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Manning & Napier Investor Services, Inc.

We have reviewed Manning & Napier Investor Services, Inc.'s (the "Company") assertions, included in the accompanying Manning & Napier Investor Services, Inc.'s Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (i) mutual fund underwriter or sponsor; (ii) mutual fund retailer subscription basis; (iii) broker or dealer selling variable life insurance or annuities; (iv) broker or dealer selling tax shelters or limited partnerships in primary distributions; (v) private placements of securities; (vi) advisory services in connection with mergers and acquisitions, divestitures, valuations, capital structure analysis, debt structuring and IPOs; and (vii) retailer and wholesale distributor of interval funds on a best efforts basis, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

Victor, New York
February 27, 2026

PricewaterhouseCoopers LLP, 207 High Point Dr., Victor, NY 14564
+1 (585) 212 0244

www.pwc.com



Manning & Napier Investor Services, Inc.'s Exemption Report

Manning & Napier Investor Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to: (i) mutual fund underwriter or sponsor; (ii) mutual fund retailer subscription basis; (iii) broker or dealer selling variable life insurance or annuities; (iv) broker or dealer selling tax shelters or limited partnerships in primary distributions; (v) private placements of securities; (vi) advisory services in connection with mergers and acquisitions, divestitures, valuations, capital structure analysis, debt structuring and IPOs; and (vii) retailer and wholesale distributor of interval funds on a best efforts basis, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Manning & Napier Investor Services, Inc.

I, Scott Morabito, swear (or affirm) that, to my best knowledge and belief, this Exemption Report pertaining to the firm of Manning & Napier Investor Services, Inc. is true and correct.



By:

February 27, 2026 | 10:06 EST

Scott Morabito
Title: President
February 27, 2026

CONFIDENTIAL

Manning & Napier Investor Services, Inc. is a member of FINRA